FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC NORTH AMERICA HOLDINGS INC
CCAR 2014 RESULT

On 26 March 2014, the Board of Governors of the Federal Reserve System ('Federal Reserve') informed HSBC North America Holdings Inc. ('HSBC North America'), the indirect parent company of HSBC USA Inc. ('HSBC USA') and HSBC Finance Corporation, that it did not object to HSBC North America's capital actions, including payment of dividends on outstanding preferred stock of HSBC North America and its subsidiaries.

The Federal Reserve informed HSBC North America that it objects to its capital plan submitted for the 2014 Comprehensive Capital Analysis and Review ('CCAR') due to weaknesses in its capital planning processes. HSBC North America will be required to resubmit its capital plan incorporating enhancements to its processes.

In the Federal Reserve's Dodd-Frank Act Stress Test results issued on 24 March 2014, HSBC North America had the strongest minimum total capital ratio, after the impact of the supervisory severely adverse scenario, compared to its peer CCAR firms, an indication of the capital and financial strength of HSBC North America.

The Dodd-Frank Act Stress Test results are based solely on hypothetical adverse scenarios and should not be viewed or interpreted as forecasts of expected outcomes or capital adequacy or of the actual financial condition of HSBC North America. Capital planning and stress testing for HSBC North America may impact HSBC USA's future capital and liquidity.

The Federal Reserve does not permit bank holding companies to disclose confidential supervisory information including the reason for an objection to a capital plan submitted for CCAR.

Investor enquiries to:
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com
Media enquiries to:
Rob Sherman	+1 212 525 6905	robert.a.sherman@us.hsbc.com
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Notes to editors:

1. HSBC North America Holdings Inc.
HSBC North America Holdings Inc. is the holding company for HSBC Holdings plc's operations in the United States and, at 30 September 2013, had assets of US$309.3bn (US GAAP). The company's businesses serve customers in the following key areas: retail banking and wealth management, commercial banking, private banking, and global banking and markets.

2. HSBC USA Inc.
HSBC USA Inc. and its subsidiaries including HSBC Bank USA, N.A. (collectively, HUSI) offer a full range of traditional banking products and services to individuals, including high net worth individuals, small businesses, corporations, institutions and governments.

3. HSBC Finance Corporation
HSBC Finance Corporation, through its subsidiaries, owns and services a portfolio of residential real estate loans. HSBC Finance is a subsidiary of HSBC North America Holdings Inc.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 27 March 2014